EXHIBIT 99.1

FirstService Reports Record First Quarter Results

Colliers International revenues up 22%

Operating highlights:

	Three months
	ended March 31
	2015	2014

Revenues (millions)	$ 608.0	$ 545.1
Adjusted EBITDA (millions) (note 1)	23.9	22.3
Adjusted EPS (note 2)	0.11	0.08

TORONTO, April 28, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) today reported results for its first quarter ended March 31, 2015. All amounts are in US dollars and all percentage revenue variances are calculated on a local currency basis.

Revenues for the first quarter were $608.0 million, up 17% relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $23.9 million, up 7% from $22.3 million and Adjusted EPS (note 2) was $0.11, up 38% versus $0.08 reported in the prior year quarter. GAAP EPS from continuing operations was $0.17 per share in the quarter, versus a loss of $0.15 in the same quarter a year ago.

"FirstService achieved record results for the seasonally slow first quarter, continuing the momentum from the prior fiscal year, despite currency translation headwinds. Each of our service lines generated solid revenue growth and is well positioned to deliver continued growth in revenues, EBITDA and earnings per share for the balance of the year," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Last week, shareholders overwhelmingly approved a proposal to separate FirstService into two independent, public companies: Colliers International, a global leader in commercial real estate; and new FirstService Corporation comprised of the FirstService Residential and FirstService Brands business units. Subject to final regulatory and court approval, we anticipate completing the tax free distribution to shareholders on June 1, 2015. We are excited about the future prospects for both companies. Stand-alone, each will have sharper focus, more flexibility and be better able to deliver value to shareholders," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International - one of the largest global players in commercial real estate services; FirstService Residential - North America's largest manager of residential communities; and FirstService Brands - one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates over US$2.7 billion in annual revenues and has more than 26,000 employees world-wide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publically listed company in 1993. The common shares of FirstService trade on the NASDAQ under the symbol "FSRV" and on the Toronto Stock Exchange under the symbol "FSV". More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results

Colliers International revenues totalled $335.7 million for the first quarter, compared to $299.5 million in the prior year quarter, up 22% on a local currency basis. The revenue increase was comprised of 11% internal growth and 11% growth from recent acquisitions. Internal growth was led by the Americas region which experienced strong gains in leasing activity, and the EMEA region which reported gains in both project management and leasing activity. Adjusted EBITDA for the seasonally slow quarter was $16.3 million, versus $15.8 million reported in the prior year quarter.

FirstService Residential revenues were $225.8 million for the first quarter up 11% from $204.8 million in the prior quarter. Internal revenue growth was 8%, attributable to strong new property management contract wins. Adjusted EBITDA for the quarter was $9.3 million, up 22% from $7.6 million in the prior year period.

FirstService Brands revenues for the first quarter totalled $46.3 million, up 15% from $40.8 million in the prior year quarter. Internal growth was 10%, led by California Closets and CertaPro Painters. Adjusted EBITDA for the seasonally slow first quarter was $1.3 million, versus $1.5 million in the prior year quarter.

Corporate costs were $3.0 million in the first quarter, relative to $2.6 million in the prior year period.

Plan to Separate into Two Independent Public Companies

On April 21, 2015, shareholders overwhelmingly approved a plan to separate the Company into two independent public companies: Colliers International, a global leader in commercial real estate services and "new" FirstService Corporation, to be comprised of the Company's FirstService Residential and FirstService Brands operations. The plan, which remains subject to certain conditions, including final court approval, is expected to be completed on June 1, 2015.

Conference Call

FirstService will be holding a conference call on Tuesday, April 28, 2015 at 11:00 a.m. Eastern Time to discuss results for the first quarter of 2015. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company's service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2015	2014

Net earnings from continuing operations	$ 979	$ 1,460
Income tax	(18)	1,125
Other (income) expense	686	(641)
Interest expense, net	4,203	2,981
Operating earnings	5,850	4,925
Depreciation and amortization	15,566	13,776
Acquisition-related items	993	45
Stock-based compensation expense	1,495	3,541
Adjusted EBITDA	$ 23,904	$ 22,287

2. Reconciliation of net earnings from continuing operations and net earnings per common share from continuing operations to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings per share from continuing operations to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2015	2014

Net earnings from continuing operations	$ 979	$ 1,460
Non-controlling interest share of earnings	(2,518)	(4,841)
Acquisition-related items	993	45
Amortization of intangible assets	5,977	4,898
Stock-based compensation expense	1,495	3,541
Income tax on adjustments	(2,571)	(1,968)
Non-controlling interest on adjustments	(195)	(272)
Adjusted net earnings	$ 4,160	$ 2,863

	Three months ended
(in US dollars)	March 31
	2015	2014

Diluted net earnings (loss) per common share from continuing operations	$ 0.17	$ (0.15)
Non-controlling interest redemption increment	(0.21)	0.06
Acquisition-related items	0.02	--
Amortization of intangible assets, net of tax	0.10	0.08
Stock-based compensation expense, net of tax	0.03	0.09
Adjusted EPS	$ 0.11	$ 0.08

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2015	2014

Revenues	$ 607,951	$ 545,112

Cost of revenues	405,428	361,690
Selling, general and administrative expenses	180,114	164,676
Depreciation	9,589	8,878
Amortization of intangible assets	5,977	4,898
Acquisition-related items (1)	993	45
Operating earnings	5,850	4,925
Interest expense, net	4,203	2,981
Other (income) expense	686	(641)
Earnings before income tax	961	2,585
Income tax	(18)	1,125
Net earnings from continuing operations	979	1,460
Discontinued operations, net of income tax (2)	--	(486)
Net earnings	979	974
Non-controlling interest share of earnings	2,518	4,841
Non-controlling interest redemption increment	(7,583)	2,014
Net earnings (loss) attributable to Company	6,044	(5,881)

Net earnings (loss) per share
Basic
Continuing operations	$ 0.17	$ (0.15)
Discontinued operations	--	(0.01)
	$ 0.17	$ (0.16)

Diluted
Continuing operations	$ 0.17	$ (0.15)
Discontinued operations	--	(0.01)
	$ 0.17	$ (0.16)

Adjusted EPS (3)	$ 0.11	$ 0.08

Weighted average common shares (thousands)
Basic	35,871	35,890
Diluted	36,263	36,299

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, and transaction costs.
(2) Discontinued operations include a commercial real estate consulting business which was sold in July 2014 and the REO rental operation which was sold in April 2014.
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2015	December 31, 2014	March 31, 2014

Assets
Cash and cash equivalents	$ 120,702	$ 156,793	$ 119,398
Restricted cash	2,762	3,657	5,745
Accounts receivable	354,500	409,317	336,243
Prepaid and other current assets	103,781	92,429	91,493
Deferred income tax	43,198	45,623	23,896
Current assets	624,943	707,819	576,775
Other non-current assets	26,623	26,332	19,539
Fixed assets	116,123	120,394	100,519
Deferred income tax	82,461	83,639	98,145
Goodwill and intangible assets	672,659	701,243	621,915
Total assets	$ 1,522,809	$ 1,639,427	$ 1,416,893

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 425,383	$ 553,139	$ 384,030
Other current liabilities	29,594	40,624	29,554
Long-term debt - current	38,171	36,396	39,276
Current liabilities	493,148	630,159	452,860
Long-term debt - non-current	517,526	456,952	446,233
Other liabilities	49,098	51,904	31,951
Deferred income tax	32,068	36,205	31,490
Non-controlling interests	213,892	230,992	213,128
Shareholders' equity	217,077	233,215	241,231
Total liabilities and equity	$ 1,522,809	$ 1,639,427	$ 1,416,893

Supplemental balance sheet information
Total debt	$ 555,697	$ 493,348	$ 485,509
Total debt, net of cash	434,995	336,555	366,111

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2015	2014

Cash provided by (used in)

Operating activities
Net earnings	$ 979	$ 1,044
Items not affecting cash:
Depreciation and amortization	15,566	13,852
Deferred income tax	(451)	4,360
Other	759	(1,981)
	16,853	17,275

Changes in non cash working capital
Accounts receivable	53,381	37,433
Payables and accruals	(129,404)	(96,878)
Other	(14,545)	(24,685)
Contingent acquisition consideration	--	(20,064)
Net cash used in operating activities	(73,715)	(86,919)

Investing activities
Acquisition of businesses, net of cash acquired	(4,692)	(12,880)
Purchases of fixed assets	(5,136)	(7,699)
Other investing activities	797	470
Net cash used in investing activities	(9,031)	(20,109)

Financing activities
Increase in long-term debt, net	62,389	109,395
Purchases of non-controlling interests, net	(6,377)	(10,974)
Dividends paid to common shareholders	(3,581)	(3,580)
Other financing activities	(6,601)	(9,183)
Net cash provided by financing activities	45,830	85,658

Effect of exchange rate changes on cash	825	(1,936)

Decrease in cash and cash equivalents	(36,091)	(23,306)

Cash and cash equivalents, beginning of period	156,793	142,704

Cash and cash equivalents, end of period	$ 120,702	$ 119,398

Segmented Results
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Real Estate	Property
(unaudited)	Services	Services	Services	Corporate (1)	Consolidated

Three months ended March 31
2015
Revenues	$ 335,714	$ 225,802	$ 46,387	$ 48	$ 607,951
Adjusted EBITDA	16,269	9,329	1,275	(2,969)	23,904
Operating earnings (loss)	7,138	3,977	(471)	(4,794)	5,850
2014
Revenues	$ 299,480	$ 204,797	$ 40,797	$ 38	$ 545,112
Adjusted EBITDA	15,763	7,617	1,480	(2,573)	22,287
Operating earnings (loss)	5,207	3,177	(7)	(3,452)	4,925

(1) The allocation of Corporate costs on a carve-out basis to "new" FirstService Corporation is as follows: adjusted EBITDA for the three months ended March 31, 2015 of $(1,283) (2014 -- $(1,165)) and operating earnings for the three months ended March 31, 2015 of $(2,101) (2014 -- $(1,561)).
CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500